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                            ROCKY SHOES & BOOTS, INC.
                              39 EAST CANAL STREET
                             NELSONVILLE, OHIO 45764


                                  July 15, 2005


VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Michael Moran, Esq.
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3-8
100 F. Street, N.E.
Washington, D.C. 20549


         Re:      Rocky Shoes & Boots, Inc.
                  File No. 0-21026
                  Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the fiscal year ended March 31, 2005


Dear Mr. Moran:

         We have received your additional comments to the annual report on Form 10-K for the fiscal year ended December 31, 2004, filed by Rocky Shoes & Boots, Inc. (the "Company"), as set forth in your letter to the Company dated as of June 15, 2005. For your convenience, we have repeated the text of your comments, followed by our response.

         We respectfully respond to your comments as follows:

Form 10-K for the Year Ended December 31, 2004

     1. WE NOTE YOUR RESPONSE TO COMMENT 4 OF OUR LETTER DATED MAY 13, 2005. PLEASE PROVIDE TO US YOUR ANALYSIS WITH RESPECT TO THE INCOME STATEMENT CLASSIFICATION REGARDING YOUR CO-OPERATIVE ADVERTISING PROGRAMS. PLEASE BE SPECIFIC REGARDING EACH PROGRAM YOU HAVE WITH EVERY CUSTOMER. SEE PARAGRAPH 9, AND THE EXAMPLES INCLUDED WITHIN APPENDIX A OF EITF ISSUE 01-9.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the Company recognizes co-operative advertising as a cost because it meets both of the conditions required, as outlined in paragraph 9 of EITF 01-9, to be characterized as a cost and not as a reduction of revenue.

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Letter to Michael Moran
July 15, 2005
Page -2-


         Paragraph 9 of EITF 01-9 states:

                  That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

                  a. The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient's purchase of the vendor's products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

                  b. The vendor can reasonably estimate the fair value of the benefit identified under condition (a). If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor's income statement.

         The Company's co-operative advertising programs fall into two classifications:

         o Larger customers receive a co-operative allowance of 2% of annual sales, plus allowances for special events, as approved in advance by the Company. To qualify for the allowance, advertising must be "brand building", in the judgment of the Company, and is subject to the final approval of the Company. Approximately, 10 customers participate in this program, and agreements are oral.

         o Smaller customers, referred to as Rocky Gear Outfitters, receive a co-operative allowance of 2% of annual sales. To qualify for the allowance, advertising must be "brand building", in the judgment of the Company, and is subject to the final approval of the Company. Approximately, 150 customers participate in this program, and agreements are oral.

         In order to qualify for co-operative advertising programs, the customer is required to provide proof of valid advertising that evidences the brands advertised, and information regarding the actual advertising costs paid by the customer.

         The Company believes its co-operative adverting programs overcome the presumption that co-operative advertising costs should be reported as a reduction of revenue. The Company receives an identifiable benefit because the customer is required to advertise a branded product of the Company. The fair value is reasonably estimated because the Company requires proof of the amount of adverting costs incurred by the customer. Therefore, the Company believes that it is appropriate to record co-operative advertising costs as an expense.

         The Company records the actual amount of advertising costs as advertising expense included in selling, general and administrative expenses in the statement of income. Accrued co-operative advertising due to customers at the end of any reporting period is reported as a current liability. Estimated co-operative advertising costs for volume related programs are accrued as the related sales occur.



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Letter to Michael Moran
July 15, 2005
Page -3-



     2. WE NOTE YOUR RESPONSE TO COMMENT 14 OF OUR LETTER DATED MAY 13, 2005. IT APPEARS THAT YOU ARE REVIEWING PERFORMANCE BASED ON BRANDED FOOTWEAR, BRANDED ACCESSORIES, AND MILITARY SALES. ALSO, YOU ARE REVIEWING PERFORMANCE SEPARATELY FOR SOURCED AND MANUFACTURED FOOTWEAR. FURTHERMORE, YOU ARE ASSESSING PERFORMANCE OF THESE BUSINESS ACTIVITIES SEPARATELY AGAINST THE PRIOR YEAR PERFORMANCE, AND BUDGET. PROVIDE TO US YOUR ANALYSIS WITH RESPECT TO OPERATING SEGMENTS REGARDING THESE BUSINESS ACTIVITIES. THE FACT THAT YOU REVIEW OPERATING EXPENSES IN TOTAL SHOULD NOT PRECLUDE YOU FROM CONSIDERING WHETHER YOU HAVE SEPARATE OPERATING SEGMENTS. ALSO, DESCRIBE HOW YOUR GENERAL LEDGER SYSTEM IS CODED, FOR EXAMPLE, EXPLAIN IN DETAIL IF YOU MAINTAIN SEPARATE ACCOUNTS TO TRACK OPERATING EXPENSES FOR THE BUSINESS ACTIVITIES MENTIONED ABOVE. SEE PARAGRAPH 10 OF SFAS NO. 131. WE MAY HAVE FURTHER COMMENT.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectfully advises the Staff that it has given further consideration and performed additional analysis of the information provided to the chief operating decision maker. The Company has also further reviewed and considered the provisions of FAS 131, paragraph 10. Based on this analysis, the Company has concluded that it has eight operating segments. As discussed more fully below, the Company proposes to disclose three reportable segments. Each segment meets the requirements of FAS 131, paragraph 10, in that:

         o        the business activity earns revenues and incurs expenses,

         o the operating results are reviewed regularly by the chief operating decision maker, and

         o        discrete financial information is available.

         The eight operating segments are as follows:

         o        Branded footwear - Rocky manufactured

                  o Includes all footwear, except the Wildwolf branded footwear that is manufactured by the Company. Customers consist of several classifications of retailers including sporting goods stores, outdoor specialty stores, mail order catalogs, independent retailers, mass merchants, retail uniform stores, and specialty safety shoe stores. Note that certain manufactured products are also included in the military and the retail operating segments.

         o        Branded footwear - Rocky sourced

                  o Includes all footwear, except the Wildwolf branded footwear that is sourced to unrelated manufacturers. Customers consist of several classifications of retailers including sporting goods stores, outdoor specialty stores, mail order catalogs, independent retailers, mass merchants, retail uniform stores, and specialty safety shoe stores. Note that certain sourced products are also included in the retail operating segment.

         o        Branded footwear - Wildwolf

                  o Includes footwear, which may be sourced or manufactured, of the Wildwolf brand and sold principally to one retail customer (Wal-Mart). However, Wal-Mart also purchases branded accessories, and the Wildwolf brand is offered to all retail customers.

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Letter to Michael Moran
July 15, 2005
Page -4-


         o        Branded accessories - Rocky apparel

                  o Includes all apparel sold by the Company, without regard to brand, all of which is sourced. Customers consist of several classifications of retailers including sporting goods stores, outdoor specialty stores, mail order catalogs, independent retailers, and mass merchants.

         o        Branded accessories - Gates Gloves

                  o Includes all gloves of the "Gates" brand name, all of which is sourced. Customers consist of several classifications of retailers including sporting goods stores, outdoor specialty stores, mail order catalogs, independent retailers, and mass merchants.

         o        Branded accessories - Other

                  o Includes other miscellaneous accessories such as foot warmers and laces, all of which is sourced. Customers consist of several classifications of retailers including sporting goods stores, outdoor specialty stores, mail order catalogs, independent retailers, mass merchants, retail uniform stores, and specialty safety shoe stores.

         o        Retail

                  o Includes all sales from the Company's two retail stores, without regard to brand or as to origin (i.e., manufactured or sourced).

         o        Military

                  o Includes all sales to the U.S. military, all of which is manufactured.

         Branded products (including footwear and accessories)

         Based on the above operating segments, the Company has considered the aggregation guidance in FAS 131, paragraph 17. As to the operating segments of branded footwear and branded accessories, the aggregation criteria are as follows:

                  Nature of the products

                  All the operating segments for branded products consist of individual wearing apparel. These products include footwear, gloves and articles of clothing worn by individuals such as hats, shirts, pants, socks, jackets and similar products.

                  Nature of the production processes

                  The Company's development staff oversees the development and testing of all branded products, whether manufactured by the Company or sourced to third parties for manufacture. The production processes used to produce all branded products are substantially the same. The principal raw materials, leather and cloth, are cut and sewn based on patterns developed by the Company. A substantial number of products in all categories use GORE-TEX waterproof material. Machinery used to produce the products is typical for the type of product produced. While certain products are manufactured and other products are sourced to other manufacturers, the same production processes are used by both. In addition, certain products may be manufactured on some occasions, and sourced on other occasions, depending on customer requirements, costs and other factors. The Company has quality control personnel at all plants that produce its products, whether its own manufacturing or sourced.

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Letter to Michael Moran
July 15, 2005
Page -5-


                  Type or class of customer for their products

                  Branded products are sold to retailers who sell the products to the end user. The Company offers its various branded products to various retailers, including sporting goods stores, outdoor specialty stores, mail order catalogs, independent retailers, mass merchants, retail uniform stores, and specialty safety shoe stores. In most cases the retailer purchases products that are included in more than one of the Company's branded operating segments. Branded products are also sold in the Company's two retail stores and in some cases have been sold to the military as well.

                  Methods used to distribute their products or provide their services

                  For all the branded products, the Company uses either Company employees who sell the Company's branded products exclusively, or independent representatives who sell the Company's branded products as well as other non-competing products. In almost all cases, the Company's sales force sells the full branded product line of the Company. All branded products are either distributed through the Company's one distribution center, or direct shipped from the manufacturing location to the retailer's distribution center.

                  Nature of the regulatory environment

                  The Company's products and the related manufacturing and distribution processes are not subject to significant regulations that affect the financial performance of any operating segment.

                  Economic characteristics

                  The following chart depicts the average gross margin for the last three years of the eight branded product operating segments, and the military reporting segment and the retail reporting segment.

                    --------------------------------------------
                    AVERAGE GROSS MARGIN 2002-2004*
                    --------------------------------------------


                  -------------------
                  * This information has been redacted pursuant to a confidentiality treatment request filed with the Securities and Exchange Commission on the same date as this letter.


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Letter to Michael Moran
July 15, 2005
Page -6-





                  Although the Company has not prepared profitability budgets for future periods, it believes that average gross margin future trends will be consistent with the historical averages shown above.

                  The economic characteristics of each of the branded product operating segments are the same. Gross margins are comparable for each operating segment. Margin fluctuations are principally affected by the need to discount products because of market conditions related to the specific stock keeping units (SKUs), and because of price concessions made to customers. The need to discount products is affected by the seasonality (e.g., a warm hunting season will have lower sales of cold weather product) and, to a lesser extent, product styles. Gross margin also varies based on the various individual SKUs sold in a particular period, i.e., product mix. Higher price-point products in each operating segment generally have a higher margin than lower price-point products.

                  Margins for manufactured products tend to be slightly lower than the branded average as certain customers require that a portion of their products be manufactured in the United States (including its territories). Also, certain "rush" orders must be manufactured because sourced product, which is virtually all produced in China, sometimes cannot be obtained in time to meet the customer's delivery requirements. Please note that the Company also reports manufactured sales in its military and retail operating segments.

                  Margins for Wildwolf are slightly lower because this product is produced primarily for Wal-Mart, one of the Company's larger customers for a limited number of SKUs. Price concessions are made because of the higher volumes.

                  Other branded products are accessories that are sold to enhance the Company's product line. These products are all sourced, and generally enjoy higher margins because of their association with the Company's footwear and apparel brands.

         Based on the foregoing, the Company has determined that its branded products (footwear and accessories) meet the aggregation criteria of FAS 131 paragraph 17, and will present branded products as one reportable segment, in future filings. The Company will refer to this reportable segment as "Wholesale", as this best describes the distribution channel used to sell these products to retailers for resale, and will distinguish the Company's sales of branded and other products at retail and to the military.

         Retail

         The Company operates two Company-owned retail stores. This operating segment represents sales and gross margin for these two stores. The products sold by the retail segment are the same as those sold by the branded product operating segments. These products may be either sourced or manufactured by the Company; no separate accounting information is maintained for retail sales by the sourced or manufactured classifications. This operating segment is differentiated from the branded products segments because of a different customer and distribution channel. Because of the January 2005 acquisition of EJ Footwear, the Company expects the retail segment to become a more significant percentage of total sales in 2005, as EJ Footwear has a substantial division that sells footwear, including Rocky branded and other brands, at retail to end users at


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Letter to Michael Moran
July 15, 2005
Page -7-


         store locations as well as through sales vans at customer work sites. The Company has determined that "Retail" is a separate reportable segment, and will present "Retail" as one reportable segment in future filings.

         Military

         The military operating segment does not qualify for aggregation because
         (1) the products are manufactured by the Company based on specifications provided by the customer, (2) the customer is not a retailer, (3) products are not distributed through the typical distribution channel, and (4) the operating segment has substantially different economic characteristics. During 2004, the Company was a subcontractor for such products. Beginning in 2005, the Company will be the prime contractor under a military contract. Future military sales are contingent upon the Company being awarded a contract by the military. The Company has determined that "Military" is a separate reportable segment, and will present "Military" as one reportable segment in future filings..

         Operating expenses

         Accounts in the Company's general ledger are coded by (1) company, (2) department, and (3) account number. The department codes are functional, including sales, marketing, human resources, accounting and warehouse and shipping. The general ledger does not include classification of these operating expense by the various operating segments described above. Further, no separate analysis by the operating segments above is prepared for internal analysis because any allocation of the operating expenses of each department to an operating segment would be arbitrary. For example, as the Company had only one distribution center, an allocation of costs of the distribution center to the various operating segments would be an arbitrary allocation.

         Conclusion

         In future filings, the Company will provide reportable segment information for sales and gross profit related to three reportable segments: Wholesale, Retail and Military. The gross profit will be reconciled to income before income taxes as reported in the Company's consolidated statement of income. Segment information related to assets, capital expenditures, and interest and depreciation expense is not prepared by the Company and therefore will not be disclosed in the future.

                                    * * * * *



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Letter to Michael Moran
July 15, 2005
Page -8-




         If you have any questions regarding any of the foregoing, please contact Robert J. Tannous, Porter, Wright, Morris & Arthur LLP at (614) 227-1953.

         Thank you for your assistance.

                                                Very truly yours,

                                                /s/ James E. McDonald

                                                James E. McDonald,
                                                Executive Vice President and
                                                Chief Financial Officer


cc:      Robert Babula (SEC - Staff Accountant)
         Christopher Owings (SEC - Assistant Director)
         Robert J. Tannous